上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2008 SEP 11 A 11: 8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

9th September 2008

By Courier

08004862

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements dated 8th September 2008 and 9th September 2008 respectively pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

Leung Lin Cheong
Company Secretary

PROCESSED
SEP 15 2008
THOMSON REUTERS

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

RL/KW
M:\CS\Letter\Letter Format (363)

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ISSUE OF NEW A SHARES BY SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD. AND DISCLOSEABLE TRANSACTION TRANSFER OF ASSETS TO SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

LAPSE OF SHAREHOLDERS' APPROVAL OF SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

The subscription by SIIC MedTech for 46,770,000 A Shares of SI Pharmaceutical and the transfer of equity interest in certain pharmaceutical companies of the Group to SI Pharmaceutical and/or its subsidiaries pursuant to the agreement dated 15th May 2007 entered into by the Company, SI Pharmaceutical and SIIC MedTech will not proceed due to certain PRC regulatory approvals not having been obtained by 6th September 2008, that is, the date on which the approval by the shareholders of SI Pharmaceutical in general meeting obtained on 6th September 2007 lapsed. Accordingly, the Subscription and the Transfers will not proceed.

Reference is made to the announcement by the Company dated 15th May 2007 (the "Announcement"), the circular of the Company dated 27th June 2007 and the supplemental announcement of the Company dated 21st August 2007 regarding the Agreement entered into by the Company, SI Pharmaceutical and SIIC MedTech for the subscription by SIIC MedTech for 46,770,000 A Shares and the transfer of the equity interests held by wholly-owned subsidiaries of the Company in CT Qingchunbao, Huqingyutang Pharmaceutical, Xiamen TCM, Liaoning Herbapex and Huqintyutang Drugstore to SI Pharmaceutical and/or its subsidiaries. Capitalised terms used in this announcement shall have the same meaning as defined in the Announcement.

While SI Pharmaceutical had paid effort to obtain the approvals and consents to which the Subscription and the Transfers are subject, certain PRC regulatory approvals have not been obtained by 6th September 2008, that is, the date on which the approval by the shareholders of SI Pharmaceutical in general meeting obtained on 6th September 2007 lapsed, and therefore certain conditions set out in the Agreement cannot be fulfilled.

Accordingly, the Subscription and the Transfers will not proceed and the effect of the Subscription and the Transfers on the net assets value and earnings to the Group as detailed in the circular of the Company dated 27th June 2007 will not be materialized.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 9th September 2008

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

EXTRAORDINARY GENERAL MEETING HELD ON 8TH SEPTEMBER 2008

POLL RESULTS

Reference was made to the announcement of Shanghai Industrial Holdings Limited (the "Company") dated 21st July 2008, the supplemental announcement of the Company dated 5th August 2008 and the circular of the Company dated 15th August 2008 (the "Circular"). Capitalized terms used in this announcement have the same meaning as defined in the Circular.

The poll results in respect of the resolutions (the "Resolutions") proposed at the Extraordinary General Meeting (the "EGM") of the Company held on 8th September 2008 were as follows:

Ordinary Resolutions		Number of Votes (%)	
		For	**Against**
1.	To approve the Hotel Acquisition.	243,604,722 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the Resolution, the Resolution was duly passed.		
2.	To approve the Road Bridge Acquisition.	243,603,722 (99.9996%)	1,000 (0.0004%)
	As more than 50% of the votes were cast in favour of the Resolution, the Resolution was duly passed.		

As at the date of the EGM, the total number of issued shares of the Company was 1,076,360,000 Shares. As the Acquisitions constitute discloseable and connected transactions of the Company, SIIC and its associates which in aggregate beneficially held 548,771,371 Shares, representing approximately 50.98% of the issued capital of the Company as at the date of the EGM, abstained from voting on the Resolutions. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolutions was 527,588,629 Shares. There was no Shareholder who was entitled to attend the EGM but was only entitled to vote against the Resolutions.

Tricor Secretaries Limited, the Share Registrar of the Company, acted as Scrutineer for the poll at the EGM.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 8th September 2008

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END